Filed under Rule 424(b)(2), Registration Statement No. 333-172579

Westpac Banking Corporation	Preliminary Pricing Supplement No. 31 - Dated May 18, 2012 (To: Prospectus Dated May 10, 2012)

CUSIP Number	Principal Amount	Selling Price	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate	Coupon Frequency	Day Count Basis	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor’s Option	FDIC Guaranteed	Product Ranking
96121BBH9		$100%	1.50%	$	Fixed (Step-up)	See Other Terms	Semi-annually	30/360	6/[5]/2027	12/[5]/2012	$15.00	Yes	No	Senior Unsecured Notes

Redemption Information: Callable - See Other Terms

Trade Date: May [31], 2012 @ 12:00 PM ET

Issue Date: June [5], 2012

Minimum Denomination/Increments: $1,000.00/$1,000.00

Initial trades settle flat and clear SDFS: DTC Book Entry only

Other Terms:

Interest Payment Dates: June [5] and December [5] in each year, commencing on December [5], 2012 up to and including the Maturity Date

Interest Rates:	From and including the Issue Date, to but excluding June [5], 2017: 3.00% per annum (the “Initial Rate”);

From and including June [5], 2017 to but excluding June [5], 2022: at least 3.00% per annum; and

From and including June [5], 2022 to but excluding June [5], 2027: at least 4.50% per annum.

We will determine the interest rates other than the Initial Rate, which has already been determined, on the Trade Date and set forth these rates in the final pricing supplement that will be made available in connection with the sales of the Notes.

Redemption: The Notes are redeemable at the option of the Issuer in whole (but not in part) on each Interest Payment Date, commencing on the Interest Payment Date scheduled to fall in June 2015 to and including the Interest Payment Date scheduled to fall in December 2026 (each an “Optional Redemption Date”). The redemption price will be equal to 100% of the principal amount of the Notes, plus any accrued but unpaid interest to but excluding the date of redemption.

Notwithstanding any provision to the contrary in the Notes or in the Prospectus, the Issuer must give notice (in the manner provided in the Prospectus) of its intention to exercise its redemption option no later than 5 Business Days before the relevant Optional Redemption Date.

Business Day: New York, London and Sydney

Exchange Listing: None

Agent: Merrill Lynch, Pierce, Fenner & Smith Incorporated

Investing in the Notes involves risks. See “Risk Factors” beginning on page 9 of the prospectus. You should carefully consider the risks and the other information contained or incorporated by reference in the prospectus dated May 10, 2012, as filed with the Securities and Exchange Commission (SEC), before investing in the Notes.  You can access a copy of the prospectus free of charge on the SEC’s website at www.sec.gov or by calling the Agent toll free at 1-866-500-5408. Any payments due on the Notes, including any repayment of principal, will be subject to our credit risk.

Neither the SEC nor any state securities commission has approved or disapproved of the Notes or determined if this preliminary pricing supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

In the ordinary course of its business activities, the Agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates.  The Agent has informed us that it or its affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies.  The Agent has also informed us that it and its affiliates would typically hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby.  Any such short positions could adversely affect the future market value of the Notes offered hereby. The Agent may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, the business, hedging and trading activities of the Agent and its affiliates, and any hedging and trading activities the Agent or its affiliates engage in for its clients’ accounts may negatively affect the market value and return of the Notes and may create conflicts of interest with you.

Fees Charged: The Selling Price includes the Gross Concession of $15, reflecting commissions earned by the Agent, and an additional charge of approximately $7.50 per $1,000 in principal amount of the Notes, reflecting an estimated profit earned by the Agent from transactions through which the Notes are structured and resulting obligations hedged.  Actual profits or losses of the Agent from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the Notes, we seek competitive terms and may enter into hedging transactions with the Agent or one of its affiliates.  All charges related to the Notes, including the Gross Concession and the hedging related costs and charges, reduce the initial economic value of the Notes. If you attempt to sell the Notes prior to the Maturity Date, their market value may be lower than the price you paid for the Notes due to, among other things, the inclusion of these charges and various credit, market and economic factors. Neither we nor the Agent are required to make a market in the Notes.